Prudential Emerging Growth Fund, Inc.
For the Annual period ended 10/31/01
File number 811-11785

SUB-ITEM 77J


Reclassification of Capital Accounts

	The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease net investment loss by $7,568,688, decrease accumulated net realized loss on investments by $5,911 and decrease paid-in capital by $7,574,599, to reclassify net operating losses and redemptions utilized as distributions for federal income tax purposes during the fiscal year ended October 31, 2001. Net investment income, paid-in capital and net assets were not affected by this change.